UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MingZhu Logistics Holdings Limited

(Name of Issuer)

Ordinary shares, par value $0.001 per share

(Title of Class of Securities)

G6180C105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6180C105

1.	Names of Reporting Persons Excelsior Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 1,260,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,260,000 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,260,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 10.2% (1)(2)
12.	Type of Reporting Person (See Instructions) OO

CUSIP G6180C105

1.	Names of Reporting Persons Gui Ling Guo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,260,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,260,000 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,260,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 10.2% (1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. Gui Ling Guo is the sole shareholder and director of Excelsior Investment Limited. Consequently, she may be deemed the beneficial owner of the shares held by Excelsior Investment Limited and share voting and dispositive control over such securities.

(2)	Based on 12,354,040 ordinary shares issued and outstanding as of December 4, 2020 as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on December 31, 2020.

Item 1(a).	Name of Issuer

MingZhu Logistics Holdings Limited (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

27F, Yantian Modern Industry Service Center

No. 3018 Shayan Road, Yantian District

Shenzhen, Guangdong, China 518081

Item 2(a).	Names of Persons Filing

Excelsior Investment Limited and Gui Ling Guo (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

FLAT/RM 6 8/F, K Wah Centre, 191 Java Road North Point, Hong Kong

Item 2(c).	Citizenship

Excelsior Investment Limited is a limited company formed under the laws of Hong Kong. Gui Ling Guo is a citizen of Singapore.

Item 2(d).	Title of Class of Securities

Ordinary shares, $0.001 par value per share.

Item 2(e).	CUSIP Number

G6180C105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2020, the Reporting Persons may be deemed to beneficially own 1,260,000 of the Issuer’s ordinary shares, representing 10.2% of the total ordinary shares issued and outstanding.

The percentage of ordinary shares held by the Reporting Persons is based on 12,354,040 ordinary shares issued and outstanding as of December 4, 2020 as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on December 31, 2020.

Excelsior Investment Limited is the record holder of the shares reported herein. Gui Ling Guo is the sole shareholder and director of Excelsior Investment Limited. Consequently, she may be deemed the beneficial owner of the shares held by Excelsior Investment Limited and share voting and dispositive control over such securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2021

EXCELSIOR INVESTMENT LIMITED

By:	/s/ Gui Ling Guo
Name:	Gui Ling Guo
Title:	Sole Shareholder and Director

/s/ Gui Ling Guo
Gui Ling Guo

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the ordinary shares, $0.001 par value per share, of MingZhu Logistics Holdings Limited, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 16, 2021.

EXCELSIOR INVESTMENT LIMITED

By:	/s/ Gui Ling Guo
Name:	Gui Ling Guo
Title:	Sole Shareholder and Director

/s/ Gui Ling Guo
Gui Ling Guo